November 18, 2025

Donald Owens
President
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta, CA 92562

        Re: HNO International, Inc.
            Amendment No. 4 to Offering Statement on Form 1-A
            Filed October 3, 2025
            File No. 024-12607
Dear Donald Owens:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2025 letter.

Amendment No. 4 to Form 1-A filed October 3, 2025
Part I: Item 4, page 1

1. We note your response to prior comment 2 and reissue the comment. We note the company continues to offer 50,000,000 shares at a price per security of $0.5750, the midpoint of the price range. Consistent with the $0.5750 midpoint of the range, the portion of the aggregate offering price attributable to securities being offered on behalf of the issuer should reflect $28,750,000 and the portion attributable to securities being offered on behalf of the selling security holders should be
       $191,666.475. Please revise the total sum of the aggregate offering price and the estimated net proceeds to the issuer accordingly.
 November 18, 2025
Page 2

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Eric Newlan